DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/25/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]
				      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS 			WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
0

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
0
___________________________________________________________

14. TYPE OF REPORTING PERSON
IA

The following constitutes Amendment # 2 to the 13d filed on 02/15/2008 by the reporting person. This amendment # 2 amends the schedule 13d as specifically set forth.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. is amended as follows:

The reporting persons own 0 shares of FMGQ common as of 10/15/08.

c) During the past 60 days the following shares of FMGQ were traded:

Sales
Date:		Shares:		Price:
9/25/2008       662,549         $7.91



Dated: 11/11/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos